FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Ondeo (SUEZ) strengthens its leading position in China's water market

- **wins a 25-year EUR 430 million contract in Qingdao**
- **signs its 3rd Shanghai contract in under a year**

Paris, May 22, 2002....Ondeo, the water division of SUEZ, announced it has signed two new contracts in China for a total value of almost EUR 460 million. In Qingdao, Ondeo was chosen to manage a 25 year contract to supply drinking water to 2.3 million residents, bringing estimated population served in China to 12 million. In Shanghai, Ondeo will re-construct two drinking water treatment plants located in Nanshi and Yangshupu.

These new contracts further strengthen SUEZ's leading position in water-related services in China, where the group's presence dates back to the 1970s. They follow the signature of two major contracts this year. Last month Ondeo signed a 30 year framework agreement, the first of its type since new legislation opened the water distribution market to foreign operators in early April. In March, Ondeo also signed a EUR 600 million contract with Shanghai Chemical Industrial Park, the biggest ever industrial water contract in China.

➢ Qingdao contract – Ondeo Services

The 25 year contract provides for operating, enhancing and maintaining two existing drinking water treatment plants with a total capacity of 540,000 m^3 per day in Qingdao, Shandong Province. Qingdao will also host water sports for the Beijing 2008 Olympic Games, a determining factor for the city's choice of Ondeo Services given the company's previous experience of water management in Atlanta, Barcelona, Albertville and Sydney. Qingdao is a dynamic tourist location and an affluent industrial city known worldwide for its Tsingtao beer.

Ondeo will play a major role in the drinking water system of Qingdao as it will produce nearly 90% of the water supplied in the inner city: 2.3 million inhabitants out of a total urban population of 7 million. Total investment will be EUR 33 million and turnover is estimated at EUR 430 million over the contract's 25-year duration. The contract is between Sino-French Water Development - a joint subsidiary of Ondeo and the New World Group from Hong Kong - and the local water supply company, Qingdao Tap Water Corp. Ltd. A joint venture will be set up on a 50/50 basis between the two parties.

➢ Shanghai contract – Ondeo Degrémont

The Southern and Northern Shanghai Water Supply Companies, in charge of supplying drinking water to the city of Shanghai, have entrusted Ondeo Degrémont with the reconstruction of the Nanshi and Yangshupu plants, two 100-year old drinking water treatment plants. The contract amounts to EUR 26.7 million, of which EUR 22.3 million are financed through a Sino-French protocol. The plants' combined production capacity is 860 000 m^3 per day. The two plants will use the most advanced technologies available to meet the city's increased requirements for drinking water quality, particularly in terms of taste and odours: rapid settling, pre- and post-ozonation, activated carbon filtration and complete sludge treatment.

> **Ondeo, leader in China since 1970s**

The Qingdao contract brings the total of Ondeo's long term water contracts wins to 17. These contracts are located in the provinces of Shandong (Qingdao), Shanghai (Shanghai Spark Industrial Development Zone, Shanghai Chemical Industry Park), Guandong (Tanzhou, Dongguan, Zhongshan and Lianjiang), Liaoning (Shenyang, Panjin and Changtu), Jilin (Siping), Henan (Zhengzhou), Hainan (Sanya), Hubei (Baoding), Jiangxi (Nanchang), and Zhejiang (Xinchang) and in Macau.

Ondeo has been active in China for 30 years and is a true reference for industrial and municipal clients. Ondeo Degrémont has contributed to the construction of over 125 drinking and waste water plants that supply approximately 20% of the urban population in China (400 million people). In 1985, Ondeo was the first ever private company to be awarded a water concession contract in Asia, in Macau. Increasingly, Ondeo is seen as a global solutions provider for industrial clients, recently winning key strategic long-term contracts in Shanghai for major industrial zones (SCIP and Spark). In 2001, Ondeo's managed turnover in Greater China was over 400 million euros.

- ends -

SUEZ is one of the world's premier services groups, active in Energy, Water, and Waste Services, with 190,000 employees at work in 130 countries, generating revenues of €42.4 billion in 2001. SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges.

Ondeo, the water division of SUEZ, is the world's premier water-related solutions provider and is present in 130 countries. Ondeo supplies 120 million people with water and wastewater services, provides services to more than 60,000 industrial customers and has built more than 10,000 water-treatment plants worldwide. In North America, Ondeo is the leader in the O&M contract market for water-related services. Ondeo's key businesses are: Ondeo Services (water and waste water services), Ondeo Degrémont (water treatment plant engineering), Ondeo Nalco (industrial process water treatment services), and Ondeo Industrial Solutions (Total Water Cycle Management). Ondeo is a fully owned subsidiary of SUEZ.

www.suez.com
www.ondeo.com

Press Contact
In France
Luan Greenwood - Tel + 33 1 58 18 44 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : May 22, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.